FORM 3
                                                     ---------------------------
                                                              OMB APPROVAL
                                                     ---------------------------
                                                        OMB NUMBER  3235-0104
                                                      Expires: December 31, 2001
                                                       Estimated average burden
                                                     hours per response .... 0.5
                                                     ---------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



1.   Name and Address of Reporting Person

     General Electric Company
     3135 Easton Turnpike
     Fairfield, Connecticut 06431-0001

2.   Date of Event Requiring Statement (Month/Day/Year)

     9/21/01

3    IRS or Social Security Number of Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     Imatron Inc. (IMAT)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     (  ) Director                         (X) 10% Owner
     (  ) Officer (give title below)       ( ) Other (specify below)


6.    If Amendment, Date of Original (Month/Day/Year)


7.    Individual or Joint/Group Filing (Check Applicable Line)

     (X) Form filed by One Reporting Person

     ( ) Form filed by More than one Reporting Person


Table I - Non-Derivative Securities Beneficially Owned



1. Title of Security                      2. Amount of                3. Ownership         4. Nature of
   (Instr. 4)                                Securities                 Form:                 Indirect
                                             Beneficially               Direct (D)            Beneficial
                                             Owned                      or                    Ownership
                                             (Instr. 4)                 Indirect              (Instr. 5)
                                                                        (I)
                                                                        (Instr. 5)




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of                  2.   Date Exer-           3.    Title and Amount  4.   Conversion   5.   Ownership     6.  Nature of
     Derivative                     cisable and                of Securities          or                Form of           Indirect
     Security                       Expiration                 Underlying             Exercise          Derivative        Beneficial
     (Instr. 4)                     Date                       Derivative             Price of          Security:         Ownership
                                    (Month/Day/                Security               Derivative        Direct (D) or     (Instr. 5)
                                    Year)                                             Security          Indirect (I)
                               ------------------        ---------------------                          (Instr. 5)

                               Date         Expira-   Title              Amount
                               Exer-        tion                         or
                               cisable      Date                         Number
                                                                         of
                                                                         Shares
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)    Note 1       Note 1    Common Stock, no   20,923,486     $1.89               D
                                                      par value

Stock Option (right to buy)    Note 2       Note 2    Common Stock, no   10,641,556     $1.89               D
                                                      par value

Explanation of Responses:



Note 1: On September 21, 2001, Imatron Inc. ("Imatron") granted General Electric Company ("GE") an option to purchase up to a number of shares that, immediately prior to issuance, would equal 19.9% of the outstanding shares of Imatron (20,923,486 shares, based on the number of shares issued and outstanding as of September 20, 2001). Under the Stock Option Agreement dated September 21, 2001, as more fully described in the Schedule 13D filed by GE, the option becomes immediately exercisable upon events associated with any proposed acquisition of Imatron. The option expires upon the earlier of the closing of the transactions contemplated by the merger agreement described in GE's Schedule 13D, or the termination of the merger agreement in accordance with its terms, except that the option will not expire until 12 months after the termination of the merger agreement under certain circumstances described in the Stock Option Agreement relating to proposals to acquire Imatron made by other parties.

Note 2: On September 21, 2001, Lewis Meyer, Douglas Boyd, Terry Ross and Jose Maria Salema Garcao granted GE an option to purchase 7,189,556 shares of Imatron Common Stock, plus 3,620,000 shares of Imatron Common Stock subject to options and warrants held by them. Under the Shareholder Agreements, both dated September 21, 2001, as more fully described in the Schedule 13D filed by GE, the option becomes immediately exercisable upon events associated with any proposed acquisition of Imatron. The option expires upon the earlier of the closing of the transactions contemplated by the merger agreement described in GE's Schedule 13D, or the termination of the merger agreement in accordance with its terms, except that the option will not expire until: (i) 6 months after the termination of the merger agreement under certain circumstances described in the Shareholder Agreement relating to proposals to acquire Imatron made by other parties in the case of the agreements executed by Messrs. Lewis, Boyd and Garcao; or (ii) 60 days after the termination of the merger agreement under certain circumstances described in the Shareholder Agreement relating to proposals to acquire Imatron made by other parties in the case of the Shareholder Agreement with Mr. Ross.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



/s/ Robert E. Healing                                   October 1, 2001
-------------------------------                         ---------------
*Signature of Reporting Person                             Date
*Robert E. Healing on behalf of
General Electric Company

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.